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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Ask Jeeves, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

045174109
(CUSIP Number)

Cynthia Pevehouse, Esq.
Ask Jeeves, Inc.
5858 Horton Street, Suite 350
Emeryville, CA 94608
(510) 985-7400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2001
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. Garrett Gruener

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	/ /
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 1,835,980

		8	SHARED VOTING POWER 84,483

		9	SOLE DISPOSITIVE POWER 1,835,980

		10	SHARED DISPOSITIVE POWER 84,483

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,463*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (based on the number of shares of Issuer Common Stock outstanding as of August 17, 2001)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*An aggregate of 100,250 shares are held by Mr. Gruener in his capacity as custodian or trustee, and as such, he disclaims beneficial ownership of these securities.

Item 1. Security and Issuer.

    This statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Issuer Common Stock"), of Ask Jeeves, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5858 Horton Street, Suite 350, Emeryville, CA 94608.

Item 2. Identity and Background.

  (a)
  The name of the person filing this statement is Garrett Gruener, an individual.

  (b)
  The address of the principal office and principal business of Mr. Gruener is Alta Partners, One Embarcadero Center, Suite 4050, San Francisco, CA 94111.

  (c)
  Mr. Gruener is a founder of the Issuer and currently serves as Chairman of its Board of Directors. Mr. Gruener is also currently a founding general partner of Alta Partners, a venture capital firm.

  (d)
  During the past five years, Mr. Gruener has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)
  During the past five years, Mr. Gruener has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

  (f)
  United States of America

Item 3. Source and Amount of Funds or Other Consideration.

    Mr. Gruener, as a founder of the Issuer, acquired 1,590,332 shares of Issuer Common Stock directly from the Issuer. He has also purchased 120,500 shares of Issuer Common Stock, using personal funds, in open market transactions at then prevailing market prices for approximately $173,483. Mr. Gruener also received 24,898 shares of Issuer Common Stock from distributions from investment funds which were valued at approximately $527,253.

Item 4. Purpose of Transaction.

    Mr. Gruener's recent purchases of Issuer Common Stock in open market transactions at then prevailing market prices increased his percentage ownership of the same over five percent of the outstanding Issuer Common Stock. Mr. Gruener made these open market purchases for investment purposes. Aside from matters that may arise in the ordinary course of his service as Chairman of the Board of Directors of the Issuer, Mr. Gruener does not currently have any plans or proposals which relate to or would result any of in the matters described in clauses (a) through (j) of this Item.

Item 5. Interest in Securities of the Issuer.

  (a)
  As of August 17, 2001, Mr. Gruener was the beneficial owner of 1,920,463 shares of Issuer Common Stock.

  (b)
  As of August 17, 2001, Mr. Gruener had sole power to vote and to dispose of 1,835,980 shares of Issuer Common Stock. Of these shares, 250 are held by Mr. Gruener as custodian for Lindsay Pitman and 100,000 shares are held by Mr. Gruener as trustee of the Garrett Gruener Annuity Trust dated June 29, 1999. Mr. Gruener disclaims beneficial ownership of these 100,250 shares.

    As of August 17, 2001, Mr. Gruener had shared power to vote or direct the vote and to dispose of or direct the disposition of 84,483 shares of Issuer Common Stock held by his spouse.

  (c)
  Since June 21, 2001, Mr. Gruener has made the following purchases of Issuer Common Stock through a broker-dealer in open market transactions:

Date	Number of Shares Purchased	Price Per Share
8/7/2001	7,500	$1.10
8/8/2001	200	$1.10
8/9/2001	2,300	$1.10
8/10/2001	18,900	$1.00
8/10/2001	1,100	$1.01
8/15/2001	2,000	$1.03
8/15/2001	18,000	$1.04
8/16/2001	20,000	$1.00
  (d)
  Not applicable.

  (e)
  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Except as otherwise described herein, to the best of Mr. Gruener's knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies:

    From time to time, in consideration for services rendered as a member of the Issuer's Board of Directors, Mr. Gruener may receive options to purchase Issuer Common Stock. As of August 20, 2001, Mr. Gruener held options to purchase 50,000 shares of Issuer Common Stock, all of which were unvested. In addition, as Chairman of the Issuer's Board of Directors Mr. Gruener may from time to time be named as proxy in connection with matters to be voted upon at annual and special meetings of the Issuer's stockholders.

    From time to time, Mr. Gruener may pledge certain shares of Issuer Common Stock in connection with margin accounts with broker-dealers.

Item 7. Materials to be Filed as Exhibits.

      Not applicable.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2001	/s/ GARRETT GRUENER Garrett Gruener

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Materials to be Filed as Exhibits.
SIGNATURE